Filed by Old National Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: United Bancorp, Inc.

Commission File No.: 000-16640

The following excerpts relating to Old National Bancorp’s (“Old National’s”) pending acquisition of United Bancorp, Inc. (“United”) are from the transcript of a presentation by Old National’s President and CEO, Robert G. Jones, on February 26, 2014 to analysts and institutional investors at the Keefe, Bruyette & Woods Bank Conference in Boston, Massachusetts. The webcast of this presentation has been made available at oldnational.com under the “Investor Relations” tab.

Additional Information for Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Old National has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that includes a preliminary Proxy Statement of United and a preliminary Prospectus of Old National, and each of Old National and United has filed and will file other relevant documents concerning the proposed transaction. A definitive Proxy Statement/Prospectus will be mailed to shareholders of United. Shareholders are urged to read the Registration Statement and the definitive Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Old National and United, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents (when available), free of charge, from Old National at www.oldnational.com under the tab “Investor Relations” and then under the heading “Financial Information” or from United by accessing United’s website at www.ubat.com under the tab “Investor Relations” and then under the heading “SEC Filings.”

Old National and United and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of United in connection with the proposed merger. Information about the directors and executive officers of Old National is set forth in the proxy statement for Old National’s 2013 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 15, 2013. Information about the directors and executive officers of United is set forth in the proxy statement for United’s 2013 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 25, 2013. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Bob Jones, Old National Bancorp President and CEO:

…Since 2004, we’ve entered into South Bend, Mishawaka and Elkhart. We’ve entered into Bloomington and Columbus. We just recently closed on our acquisition of the Bank of America Branches in Kalamazoo and southwest Michigan. Then we have our two pending acquisitions, that I’m sure my dear friend Chris is going to want to talk about, and that would be in Ft. Wayne as well as Ann Arbor…

(Q – Christopher McGratty, Keefe, Bruyette & Woods): In terms of the courtship process, how quick can it happen and how… obviously some of them are multiple years, but maybe you can talk about Tower and United. How long did those take?

(A – Bob Jones, Old National Bancorp President and CEO): Those are two good examples because Tower took 10 years. So, I wasn’t a very good dater. You know, with Tower it was a long process of them getting comfortable with us. Remember, Tower was a relatively new bank, a well-run bank, good management team, great board. I really believe they wanted to remain independent and we had to convince the Tower folks that we were going to remain as committed to Ft. Wayne as they were and that we were going to do things that they had done in Ft. Wayne. It was a long process, a lot of conversation and eventually it worked out really well because of the relationship we had built.

United was a little different. We knew the folks but we’ve gotten to know them more over time. I believe that their board came to the conclusion a little sooner than Tower did that they wanted to go out to a bid basis. Tower was a negotiated transaction, whereas United was a bidding contest, a beauty contest per se, and fortunately it went well…

(Q – Christopher McGratty): Does the multiple paid in either instance, is there a correlation between whether it’s negotiated or bid? Because you paid a little bit higher price to get into Ann Arbor. Maybe you could walk us through how you thought about the risk?

(A – Bob Jones): I think the risk we were most concerned about… we were very comfortable with the credit, the operational and reputational risk and compliance risk. We worried about dilution. Clearly we knew that at 207 tangible book that we were paying a good price. It was competitive. You had one bank that’s been pretty public about being part of the process that just raised capital and clearly I think they wanted to do something. You had a large bank that is very well rounded that wanted to be in Ann Arbor. We viewed that large franchise with a bit of scarcity value because there weren’t a lot of independent banks in the Ann Arbor market that fit the large profile we were looking for. Quite frankly for us it was a nice add-on to what we had just done in Kalamazoo with the Bank of America branches that had all the deposits and the loans. The other factor you pay a little more for with United is the very strong SBA lending program and structured finance…the third largest SBA lender in Michigan. We’ll be able to import that into our franchise and I think it will help our growth. They have a very good mortgage business. They are the largest mortgage lender in Ann Arbor. We believe that both of those, as well as the franchise we’re getting, are worth the price we paid.

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Forward-Looking Statements

This presentation contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, descriptions of Old National’s financial condition, results of operations, asset and credit quality trends and profitability and statements about the expected timing, completion, financial benefits and other effects of Old National’s proposed mergers with Tower Financial Corporation and United. Forward-looking statements can be identified by the use of the words “anticipate,” “believe,” “expect,” “intend,” “could” and “should,” and other words of similar meaning. These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements. Factors that might cause such a difference include, but are not limited to: expected cost savings, synergies and other financial benefits from the proposed mergers might not be realized within the expected time frames and costs or difficulties relating to integration matters might be greater than expected; the requisite shareholder and regulatory approvals for the proposed mergers might not be obtained; market, economic, operational, liquidity, credit and interest rate risks associated with Old National’s businesses; competition; government legislation and policies (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and its related regulations); ability of Old National to execute its business plan (including its proposed acquisitions of Tower Financial Corporation and United); changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits; failure or circumvention of either Old National’s internal controls; failure or disruption of our information systems; significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities or unfavorable resolutions of litigations; other matters discussed in this presentation and other factors identified in Old National’s Annual Report on Form 10-K and other periodic filings with the SEC. These forward-looking statements are made only as of the date of this presentation, and Old National does not undertake an obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this presentation.

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